Advantest Corporation (FY2014 Q1)

FY2014 First Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended June 30, 2014)
(Unaudited)

July 24, 2014
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 14, 2014
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2014 Q1 (April 1, 2014 through June 30, 2014)
(1)	Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2014 Q1	36,829	22.4	2,402	－	3,192	－	1,339	－
FY2013 Q1	30,090	(9.8)	(3,316)	－	(2,845)	－	(3,641)	－
(Note) Quarterly comprehensive income (loss): FY2014 Q1 (Y) (702) million (-%); FY2013 Q1 (Y) 2,628 million (-%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2014 Q1	7.68		6.94
FY2013 Q1	(20.93)		(20.93)

(2)	Consolidated Financial Position

	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio

		Million yen		Million yen		Million yen		%
FY2014 Q1	232,162		114,668		114,668		49.4
FY2013	229,856		116,252		116,252		50.6

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2013	－	10.00	－	5.00	15.00
FY2014	－	N/A	N/A	N/A	N/A
FY2014 (forecast)	N/A	5.00	－	5.00	10.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2014 Q1)

3. Projected Results for FY2014 (April 1, 2014 through March 31, 2015)
The forecast for the full year remains unchanged from the outlook announced on April 24, 2014: Advantest expects (Y) 145.0 billion in sales, an operating profit of (Y) 10.0 billion, income before income taxes and equity in earnings of affiliated company of (Y) 10.0 billion, net profit of (Y) 7.5 billion and net income per share of (Y) 43.06.
For the first half of fiscal 2014, Advantest forecasts sales of (Y) 75.0 billion and an operating profit of (Y) 5.4 billion based on the financial results for the first quarter of the fiscal year. Since it is not possible to calculate other income or expense and income taxes on a quarterly basis, Advantest doesn’t report projected income before income taxes and equity in earnings of affiliated company and net income.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2014 Q1  199,566,770 shares; FY2013  199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2014 Q1  25,380,046 shares; FY2013  25,368,828 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2014 Q1  174,190,300 shares; FY2013 Q1  173,948,323 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2014 Q1)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.11
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.12
	(5)	Notes to Consolidated Financial Statements	P.13
		(Notes on Going Concern)	P.13
		(Notes on Significant Changes to Stockholders’ Equity)	P.13
		(Segment Information)	P.13

Advantest Corporation (FY2014 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2014 Q1 (April 1, 2014 through June 30, 2014)

(in billion yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	39.5	49.2	24.7%
Net sales	30.1	36.8	22.4%
Operating income (loss)	(3.3)	2.4	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(2.8)	3.2	－
Net income (loss)	(3.6)	1.3	－
During Advantest’s fiscal first quarter, the global economy sustained its gradual recovery. In Japan, the recent consumption-tax hike had a smaller impact than had been feared, and the United States continued to experience solid economic growth. European economies showed signs of recovery after ongoing economic weakness, while conditions appeared to have bottomed out in China and other emerging economies despite concerns about their slowing growth rates.
In the semiconductor market, the launch of Long-Term Evolution (“LTE”) service in China in late 2013 touched off an increase in demand, principally for low-end smartphone chips. Semiconductor manufacturers responded by accelerating capital investments in production capacity expansion, sparking a rapid upturn in demand for back-end production equipment.
Advantest sought to capture this growing demand for test systems, with a focus on test systems for smartphone chips. As a result, orders received were (Y) 49.2 billion (a 24.7% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 36.8 billion (a 22.4% increase in comparison to the corresponding period of the previous fiscal year). In addition to a year-on-year sales increase, the initiative to lower the breakeven point, launched in the second half of FY2013, and an improved product mix contributed to a significant improvement in profit and loss. Operating profit for the quarter was (Y) 2.4 billion, net profit before income taxes and equity in earnings of affiliated companies was (Y) 3.2 billion, and net profit for the quarter was (Y) 1.3 billion. The percentage of net sales to overseas customers was 93.7% (91.1% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2014 Q1)

<Semiconductor and Component Test System Segment>

(in billion yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	28.2	36.8	30.8%
Net sales	21.0	26.0	23.9%
Operating income (loss)	(1.3)	3.1	－
Semiconductor and Component Test System Segment saw increased demand in the non-memory V93000 test systems.  This was due to the expansion of LTE base station infrastructure and smartphone production in China, which led to a rapid rise in demand for additional application processors, baseband processors and MCU test capacities.  Inquiries for logic semiconductor test systems such as MPUs also increased, and robust demand for memory test systems continued.
As a result of the above, orders received were (Y) 36.8 billion (a 30.8% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 26.0 billion (a 23.9% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 3.1 billion.

< Mechatronics System Segment＞
(in billion yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	4.7	5.9	26.1%
Net sales	3.5	4.8	36.1%
Operating income (loss)	(1.4)	0.2	－
The Mechatronics Segment saw new demand for device interfaces and test handlers, both of which closely follow performance of other businesses, driven by improved conditions in the test systems market.
As a result of the above, orders received were (Y) 5.9 billion (a 26.1% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 4.8 billion (a 36.1% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 0.2 billion.

<Services, Support and Others Segment>

(in billion yen)
	Three months ended June 30, 2013	Three months ended June 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	6.7	6.5	(3.1%)
Net sales	5.6	6.0	6.4%
Operating income	0.4	0.6	64.7%
The Services, Support and Others Segment saw both sales and income grow due to the increased profitability of field services, where initiatives Advantest has been implementing since FY2013 have progressed smoothly.
As a result of the above, orders received were (Y) 6.5 billion (a 3.1% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 6.0 billion (a 6.4% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 0.6 billion (a 64.7% increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2014 Q1)

(2) Analysis of Financial Condition
Total assets at June 30, 2014 amounted to (Y) 232.2 billion, an increase of (Y) 2.3 billion compared to March 31, 2014, primarily due to an increase of (Y) 5.2 billion in cash and cash equivalents, offset by a decrease of (Y) 1.2 billion and (Y) 1.1 billion in investment securities and property, plant and equipment, respectively. The amount of total liabilities was (Y) 117.5 billion, an increase of (Y) 3.9 billion compared to March 31, 2014, primarily due to an increase of (Y) 1.8 billion and (Y) 1.1 billion in income taxes payable and trade accounts payable, respectively.
Stockholders’ equity was (Y) 114.7 billion. Equity to assets ratio was 49.4%, a decrease of 1.2 percentage points from March 31, 2014.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2014 were (Y) 74.2 billion, an increase of (Y) 5.2 billion from March 31, 2014. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 6.0 billion (net cash inflow of (Y) 2.8 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to an increase of (Y) 2.3 billion, (Y) 1.4 billion and (Y) 1.6 billion in income taxes payable, trade accounts payable and trade receivables, respectively, and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 1.3 billion.
Net cash provided by investing activities was (Y) 0.6 billion (net cash outflow of (Y) 2.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to proceeds from sale of available-for-sale securities of (Y) 1.6 billion and payments for acquisition of tangible fixed assets in the amount of (Y) 0.8 billion.
Net cash used in financing activities was (Y) 0.7 billion (net cash outflow of (Y) 1.1 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 0.8 billion.

(3) Prospects for the Current Fiscal Year
Increasing global adoption of smartphones, spurred by the availability of lower-priced models, LTE adoption and greater functionality, is expected to drive growth in semiconductor-related markets going forward. Based on this trend, Advantest foresees healthy growth in both the non-memory and memory chip markets in 2014, and anticipates that chipmakers will continue to invest in production capacity expansion. Advantest expects robust growth in demand for its test systems, and forecasts that the semiconductor test equipment market will expand in 2014 after contracting for the previous two years.
Advantest will also ensure that the two structural transition initiatives launched in FY2013, building a cost structure that ensures profitability notwithstanding market fluctuations and building a business structure in which resources are reallocated from underperforming areas to growth markets in an agile manner, take hold.  By doing so, Advantest aims to further strengthen its profitability base and grow income streams.
The forecast for the full year remains unchanged from the outlook announced in April 2014: Advantest expects (Y) 145.0 billion in sales, an operating profit of (Y) 10.0 billion, and net profit of (Y) 7.5 billion. For the first half of fiscal 2014, Advantest forecasts sales of (Y) 75.0 billion and an operating profit of (Y) 5.4 billion.

Advantest Corporation (FY2014 Q1)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2014 Q1)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	June 30, 2014

Current assets:
Cash and cash equivalents	¥68,997	74,233
Trade receivables, net	20,404	21,408
Inventories	30,200	30,247
Other current assets	5,218	4,463

Total current assets	124,819	130,351

Investment securities	3,741	2,578
Property, plant and equipment, net	39,925	38,849
Intangible assets, net	3,545	3,485
Goodwill	46,846	46,146
Other assets	10,980	10,753

Total assets	¥229,856	232,162

Advantest Corporation (FY2014 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	June 30, 2014

Current liabilities:
Trade accounts payable	¥12,353	13,480
Accrued expenses	6,775	6,951
Income taxes payable	1,089	2,920
Accrued warranty expenses	1,589	1,428
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	3,284
Other current liabilities	2,313	3,583

Total current liabilities	26,607	41,646

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,141
Accrued pension and severance costs	28,641	28,663
Other liabilities	3,207	2,044

Total liabilities	113,604	117,494

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,906	43,900
Retained earnings	130,740	131,170
Accumulated other comprehensive income	5,326	3,285
Treasury stock	(96,083)	(96,050)

Total stockholders’ equity	116,252	114,668

Total liabilities and stockholders’ equity	¥229,856	232,162

Advantest Corporation (FY2014 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2013	June 30, 2014

Net sales	¥30,090	36,829
Cost of sales	14,798	16,578

Gross profit	15,292	20,251

Research and development expenses	8,720	7,381
Selling, general and administrative expenses	9,888	10,468

Operating income (loss)	(3,316)	2,402

Other income (expense):
Interest and dividend income	76	59
Interest expense	(34)	(34)
Gain on sale of investment securities	492	559
Other, net	(63)	206

Total other income (expense)	471	790

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(2,845)	3,192

Income taxes (benefit)	798	1,853
Equity in earnings (loss) of affiliated company	2	—

Net income (loss)	¥(3,641)	1,339

	Yen
	Three months ended	Three months ended
	June 30, 2013	June 30, 2014

Net income (loss) per share:
Basic	¥(20.93)	7.68
Diluted	(20.93)	6.94

Advantest Corporation (FY2014 Q1)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2013	June 30, 2014

Comprehensive income (loss)
Net income (loss)	¥(3,641)	1,339
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,966	(2,066)
Net unrealized gains (losses) on investment securities	184	(255)
Pension related adjustments	119	280

Total other comprehensive income (loss)	6,269	(2,041)

Total comprehensive income (loss)	¥2,628	(702)

Advantest Corporation (FY2014 Q1)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2013	June 30, 2014

Cash flows from operating activities:
Net income (loss)	¥(3,641)	1,339
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,321	1,378
Deferred income taxes	252	(786)
Gain on sale of investment securities	(492)	(559)
Changes in assets and liabilities:
Trade receivables	2,204	(1,553)
Other account receivable	(239)	863
Inventories	(378)	(136)
Trade accounts payable	1,734	1,364
Other account payable	120	933
Accrued expenses	(69)	249
Income taxes payable	354	2,318
Accrued warranty expenses	16	(156)
Customer prepayments	(349)	806
Accrued pension and severance costs	292	232
Other	641	(285)

Net cash provided by (used in) operating activities	2,766	6,007

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	669	1,557
Acquisition of subsidiary, net of cash acquired	(1,168)	－
Purchases of property, plant and equipment	(1,415)	(754)
Purchases of intangible assets	(225)	(142)
Other	170	(56)

Net cash provided by (used in) investing activities	(1,969)	605

Cash flows from financing activities:
Dividends paid	(1,591)	(843)
Other	483	175

Net cash provided by (used in) financing activities	(1,108)	(668)

Net effect of exchange rate changes on cash and cash equivalents	1,895	(708)

Net change in cash and cash equivalents	1,584	5,236

Cash and cash equivalents at beginning of period	45,668	68,997

Cash and cash equivalents at end of period	¥47,252	74,233

Advantest Corporation (FY2014 Q1)

(5) Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Three months ended June 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,939	3,522	5,629	－	30,090
Inter-segment sales	75	－	－	(75)	－
Net sales	21,014	3,522	5,629	(75)	30,090
Operating income (loss) before stock option compensation expense	(1,260)	(1,365)	381	(1,072)	(3,316)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥(3,316)

	Yen (Millions)
	Three months ended June 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,044	4,793	5,992	－	36,829
Inter-segment sales	－	－	－	－	－
Net sales	26,044	4,793	5,992	－	36,829
Operating income (loss) before stock option compensation expense	3,118	155	628	(1,499)	2,402
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥2,402

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.